FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Takeda to Host Wave 1 Pipeline Market Opportunity Conference Call
99.1	Wave 1 Pipeline Market Opportunity Call Presentation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: December 8, 2020	By:	/s/ Christopher O'Reilly
Christopher O'Reilly Global Head of Investor Relations

Takeda Information

Takeda to Host Wave 1 Pipeline Market Opportunity Conference Call

Osaka, JAPAN, December 8, 2020 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Takeda”) will host its Wave 1 Pipeline Market Opportunity Conference Call from 5:00 p.m. to 7:15 p.m. on December 8, 2020, EST (7:00 a.m. to 9:15 a.m. on December 9, 2020, JST). The presentation is now available as attached. The Wave 1 Pipeline is a portfolio of 12 New Molecular Entities (NMEs) which Takeda anticipates being approved by FY2024, and in the conference call, Takeda will showcase the potential of select Wave 1 Pipeline assets as well as peak sales of each pipeline and the medium- to long-term sustainable growth prospects of the overall company.

A webcast of the conference call is available on the IR Events page at https://www.takeda.com/investors/ir-events/.

Media Contacts:		Investor Relations:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Holly Campbell holly.campbell@takeda.com +1 (617) 588-9013	Atsushi Seki atsushi.seki@takeda.com +81 (0) 3-3278-3684
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